Exhibit 2.2

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AMENDMENT NO. 1 (this “Amendment”), dated as of May 10, 2019, to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of January 4, 2019, is made and entered into by and among MYND ANALYTICS, INC., a Delaware corporation (“Parent”), ATHENA MERGER SUBSIDIARY INC., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and EMMAUS LIFE SCIENCES, INC., a Delaware corporation (the “Company”).  Parent, Merger Sub and the Company are sometimes referred to collectively as the “Parties.”

WHEREAS, the Parties desire to amend certain provisions of the Merger Agreement as described herein; and

WHEREAS, the respective Boards of Directors of the Company and Parent have approved this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in the Merger Agreement and this Amendment, and for other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Parties agree as follows:

1.Definitions.  Terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

2.Amendments.

(a)The definition of “Parent California Subsidiary” is hereby amended and restated in its entirety to read as:

“Parent California Subsidiary” means Telemynd Inc., a Delaware corporation wholly-owned by Parent.”

(b)The definition of “Contemplated Transactions” is hereby amended and restated in its entirety to read as:

“Contemplated Transactions” means the transactions proposed under this Agreement and the Spinoff Agreement, including the Merger, the Reverse Stock Split, the Spinoff, any Permitted Asset Sale, Permitted Company Issuance, Permitted Company Reorganization or Permitted Parent Reorganization.”

(c)The definition of “New Equity Incentive Plan” is hereby deleted in its entirety.

(d)The first sentence of Section 5.2(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Parent Stockholder Meeting.  Parent shall take all action necessary in accordance with applicable Laws and the Parent Charter and Parent Bylaws to call, give notice of, convene and hold a meeting of the Parent Stockholders (the “Parent Stockholder Meeting”) to consider and vote on proposals to approve (i) the issuance of the shares of Parent Common Stock in connection with the Merger, (ii) the Spinoff and (iii) amendments to the Parent Charter to effect the Reverse Stock Split (if applicable) immediately prior to the Effective Time and to change the name of Parent to “Emmaus Life Sciences, Inc.” at the Effective Time (collectively, the “Parent Stockholder Proposals”).”

(e)Section 5.4(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Parent shall prepare and deliver to the Company three (3) Business Days prior to the Closing, a schedule (the “Parent Net Liabilities and Stockholders’ Equity Schedule”) setting forth, in reasonable detail, Parent’s good faith estimate of the Net Liabilities and stockholders’ equity of Parent, as of the Closing, together with the work papers and back-up materials used in preparing such Parent Net Liabilities and Stockholders’ Equity Schedule.  For purposes of this Agreement, the term “Net Liabilities” means all Liabilities of Parent less the sum of (i) all cash and equivalents and deposits of Parent and (ii) all prepaid expenses of Parent as of the Effective Time which the Parties agree in good faith will be for the benefit of the Company after the Effective Time.  Stockholders’ equity (deficit) and prepaid expenses shall be determined in accordance with generally accepted accounting principles applied on a basis consistent with the Parent Financial Statements.”

(f)Section 5.15 of the Merger Agreement is hereby amended to add the following sentence:

“In addition, if any exchange ratio applicable to any Company Warrants, Company Convertible Notes or Company Debentures is reduced during the six (6) month period after the closing of the Merger for any reason, Parent will issue to Telemynd a number of shares of Parent common stock equal to 5.9% of the total number of shares that may be issued upon conversion of any Company Warrants, Company Convertible Notes or Company Debentures which are in excess of the number of shares already included in the calculation of the Exchange Ratio.”

(g)Section 7.1(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“by either Parent or the Company if the Merger shall not have been consummated by July 31, 2019 (the “Outside Date”); provided, however,

that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement.”

3.Effect of Amendment.  This Amendment shall not constitute an amendment or waiver of any provision of the Merger Agreement not expressly amended or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein.  The Merger Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is in all respects ratified and confirmed hereby.

4.Counterparts.  This Amendment may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  The exchange of a fully executed Amendment (in counterparts or otherwise) by all Parties by electronic transmission via “.pdf” shall be sufficient to bind the Parties to the terms and conditions of this Amendment.

5.Governing Law.  This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws.

6.Other Miscellaneous Terms.  The provisions of Article 8 (Miscellaneous Provisions) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

(Signature Page Follows)

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed as of the date first written above.

MYND ANALYTICS, INC. By: _/s/_Patrick_Herguth_______________ Name: Patrick Herguth Title: Chief Executive Office
ATHENA MERGER SUBSIDIARY INC. By: _/s/_Patrick_Herguth_______________ Name: Patrick Herguth Title: President
EMMAUS LIFE SCIENCES, INC. By: _/s/ Yutaka Niihara________________ Name: Yutaka Niihara Title: Chairman and Chief Executive Officer

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